Harvey Electronics, Inc.
                                205 Chubb Avenue
                           Lyndhurst, New Jersey 07071
                                 (201) 842-0078

                                                                 March 9, 2007
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

                       RE:        Harvey Electronics, Inc.
                                  CIK: 0000046043
                                  COMMISSION FILE NO. 333-139238
                                  APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Harvey Electronics, Inc. (the "Registrant") hereby requests, effective immediately, the withdrawal of its registration statement on Form S-3 for 289,600 shares of common stock to be sold by registering shareholders (the "Subject Shares"), together with all exhibits related thereto, filed as Commission File No. 333-139238 (the "Form S-3 Registration Statement"). The Form S-3 Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on December 11, 2006 and has not been declared effective.

     Please be advised that no shares were sold pursuant to the above-referenced Registration Statement.

     If  you  have  any  questions  regarding  the  foregoing   application  for
withdrawal,  please contact Seth I. Rubin of Ruskin Moscou Faltischek,  P.C., at
(516) 663-6691.

                            Sincerely,
                            HARVEY ELECTRONICS, INC.


                            By: /s/ Joseph Calabrese
                               --------------------------
                            Name: Joseph Calabrese
                            Title: Chief Accounting Officer